UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED
(Translation of registrant's name into English)

Suite 800, 333 Seymour Street
Vancouver, British Columbia, V6B 5A6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report – NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Esitmation for Guanajuatitio, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano & Promontorio Zones, as of July 31st, 2013.

99.2	Certificate of Qualified Person – Robert F. Brown

99.3	Certificate of Qualified Person – Linda C. Sprigg

99.4	Consent of Robert F. Brown

99.5	Consent of Linda C. Sprigg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

/s/ Jim Zadra
Jim Zadra
Chief Financial Officer & Corporate Secretary

Date: December 19, 2013